

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

April 24, 2007

<u>Via U.S. Mail and Facsimile</u>

Mr. Joseph H. Frantz, Jr., President and Chief Executive Officer
Unbridled Energy Corporation
Suite 400, 2424 4th Street, S.W.
Calgary, Alberta, Canada T2S 2T4

> **Re:** **Unbridled Energy Corporation**
> **Amendment No. 2 to Registration Statement on Form 20-F**
> **Filed April 11, 2007**
> **File No. 0-52400**

Dear Mr. Fedun:

      We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 20-FR/A-2 filed April 11, 2007</u>

1.   We note your response to prior comment 1 in our letter dated March 29, 2007, wherein you state that you incorporated open hole well logs from six wells, 3-D seismic data over your property and various other data obtained from public sources to arrive at your belief, as stated on page 23, paragraph 4, "…coals are estimated to be present on 20 sections of the project." We also note your intention to prepare reserve estimates in the near future per page 20, paragraph four of your document. Please understand that we would object to proved undeveloped reserves attributed to locations which are not adjacent to productive wells as prescribed by Rule 4-10(a)(4) of Regulation S-X. This is available at our website, http://www.sec.gov/about/forms/regs-x.pdf. Please acknowledge.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandra Eisen at (202) 551-3864 or April Sifford, Accounting Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Direct your questions regarding the engineering comments to Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 for any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: S. Eisen
        A. Sifford
        R. Winfrey
        A. N. Parker
        C. Moncada-Terry